February 12, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Birchtech Corp.

Registration Statement on Form S-1, as amended

File No. 333-292701

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 9, 2026, in which we requested the acceleration of the effective time of the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”), for February 11, 2026, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable in accordance with Rule 461 under the Securities Act of 1933, as amended,

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective time.

Please direct any questions or comments concerning this request to Angela Gomes of Sullivan & Worcester LLP, counsel to Lake Street Capital Markets, LLC, at +1 (617) 338-2957.

[Signature Page to Follow]

Very truly yours,

LAKE STREET CAPITAL MARKETS, LLC

on behalf of itself and as representative of the Underwriters

By:	/s/ Michael Townley
Name: Michael Townley
Title: Head of Investment Banking

[Signature Page to Withdrawal of Acceleration Request]